CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                               December 20, 2017

VIA EDGAR CORRESPONDENCE

Alison White
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:      First Trust Exchange-Traded Fund VI (the "Trust")
                       File Nos. 811-22717 and 333-182308
             -----------------------------------------------------

Dear Ms. White:

      This letter responds to your comments, provided by telephone, regarding Post-Effective Amendment No. 85 under the Investment Company Act of 1940 (the "1940 Act") and Amendment No. 87 under the Securities Act of 1933 (the "1933 Act") to the registration statement of First Trust Exchange-Traded Fund VI (the "Trust") filed on Form N-1A with the U.S. Securities and Exchange Commission (the "Commission") on November 13, 2017 (the "Registration Statement"). The Registration Statement relates to the First Trust Indxx Blockchain & Process Efficiency Leaders ETF (formerly the First Trust Indxx Blockchain ETF) (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Attached hereto as EXHIBIT A and EXHIBIT B, respectively, are the revised "Principal Investment Strategies" and "Index Information" sections of the Fund's prospectus. These sections have been revised in accordance with the staff's comments and the Fund's updated Index methodology. Other disclosure in the prospectus and statement of additional information has been revised in accordance with the staff's comments, as discussed below.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.


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Alison White
December 20, 2017
Page 2


COMMENT 1 - GENERAL

      Please explain whether the Fund intends to seek a Rule 19b-4 order and, if so, please confirm that effectiveness of the Fund will be delayed until such an order is obtained.

RESPONSE TO COMMENT 1

      The national securities exchange on which the Fund intends to list its shares expects that such listing will comply with the generic listing standards and, therefore, will not seek to obtain a Rule 19b-4 order for a unique listing rule for the Fund's shares.

COMMENT 2 - GENERAL

      Please represent that the Fund will delay its effectiveness until such time that all comments received from the staff of the Commission are resolved.

RESPONSE TO COMMENT 2

      As always, the Trust and its counsel intend to work with Commission staff to resolve on a timely basis all comments received from the staff. However, we note that the Trust has filed the Registration Statement pursuant to Rule 485(a)(2) under the 1933 Act, which provides in pertinent part, that: "A post-effective amendment filed by a registered open-end management investment company for the purpose of adding a series shall become effective on the seventy-fifth day after the filing thereof .... "


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Alison White
December 20, 2017
Page 3


COMMENT 3 - GENERAL

      Under Rule 35d-1(a)(2), a fund with the term "blockchain" in its name must have a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in companies whose economic fortunes are significantly tied to blockchain technology. Please revise the Fund's current investment policy to specify the criteria it will use to determine whether a particular company's economic fortunes are tied to blockchain technology. For example, the Fund could specify that at least 80% of its assets will be invested in companies that either (1) receive 50% of their revenues or profits from blockchain technology or (2) devote 50% of their assets to blockchain technology.

RESPONSE TO COMMENT 3

      Rule 35d-1(a)(2) under the 1940 Act requires that a fund with a name suggesting that the Fund focuses its investments in a particular industry or group of industries adopt a policy to invest at least 80% of its net assets in such industry or group of industries. Because the Fund does not believe that "blockchain" constitutes an "industry or group of industries" as used in Rule 35d-1, but rather a technology that has the potential to benefit companies across various industries, the Fund does not believe that the name "First Trust Indxx Blockchain ETF" implicates Rule 35d-1. In addition, the Fund notes that of the 11 sectors, 24 industry groups, 68 industries and 157 sub-industries identified in the Global Industry Classification Standard (GICS(R)), there is no designation for "blockchain" companies.

      In order to better reflect the contents of the Fund's portfolio, however, the Fund's name has been changed to the "First Trust Indxx Blockchain & Process Efficiency Leaders ETF." The new name is designed to more accurately describe the Fund's intent to invest in companies that are poised to benefit from blockchain technology and/or the potential for increased efficiency that it provides to various business processes.

      For examples of previous funds with similar names that did not have a Rule 35d-1 policy, see e.g.: First Trust Cloud Computing ETF, First Trust Nasdaq Cybersecurity ETF and First Trust Nasdaq Smartphone Index Fund, each a series of First Trust Exchange-Traded Fund II; and PureFunds ISE Big Data ETF, PureFunds ISE Mobile Payments ETF, PureFunds Drone Economy Strategy ETF and PureFunds Video Game Tech ETF, each a series of FactorShares Trust.

COMMENT 4 - GENERAL

      Please include the Fund's ticker symbol in the Registration Statement and series and class identifiers, when available.

RESPONSE TO COMMENT 4

      The Fund currently intends to trade under the ticker symbol "LEGR." The Registration Statement has been revised accordingly.

COMMENT 5 - FEES AND EXPENSES OF THE FUND

      Please complete the Fund's fee table and expense example prior to effectiveness.


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Alison White
December 20, 2017
Page 4


RESPONSE TO COMMENT 5

      In accordance with this comment, the Fund's fee table and expense example will be completed prior to effectiveness.

COMMENT 6 - FEES AND EXPENSES OF THE FUND

      With respect to footnote 1 to the Annual Fund Operating Expenses table, confirm that the Fund will not pay 12b-1 fees for at least one year from the date of the prospectus.

RESPONSE TO COMMENT 6

      In accordance with this comment, footnote 1 will reflect a date that is at least one year from the date of the prospectus.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      In step 2 of the Index methodology, the disclosure states that the Index removes securities with market capitalizations of less than $200 million. Does the Index have an upper limit on market capitalization? If so, disclose it here.

RESPONSE TO COMMENT 7

      The Index does not have an upper limit on market capitalization; however, the prospectus has been revised to reflect a higher minimum market capitalization of $250 million, per the Fund's updated Index methodology. See EXHIBIT A.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      Please disclose the number of securities included in the Index.

RESPONSE TO COMMENT 8

      In accordance with this comment, the disclosure will be revised to disclose the number of securities included in the Index prior to effectiveness. This number may change over time, but will be included as of a given date.


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Alison White
December 20, 2017
Page 5


COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      Disclose whether the Fund will be rebalanced and reconstituted at the same intervals as the Index. Also, please clarify the difference between "reconstitute" and "rebalance."

RESPONSE TO COMMENT 9

      The prospectus has been revised to state that the Fund expects to rebalance the weighting of its components and reconstitute (i.e., add or delete) its components within a short period of time after the Index publicly announces any such rebalancing or reconstitution. See EXHIBIT A.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

      Please state in this section that the Fund is non-diversified.

RESPONSE TO COMMENT 10

      The prospectus has been revised in accordance with this comment. See EXHIBIT A.

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES

      Please explain how Tier 2 and Tier 3 companies in step 6 of the Index methodology are blockchain companies for purposes of Rule 35d-1 and revise the Registration Statement accordingly.

RESPONSE TO COMMENT 11

      See Response to Comment 3 above and EXHIBIT A. Per the Fund's updated Index Methodology, Tier 3 companies are now excluded from the Index. Tier 2 companies, or Active Users, are limited to companies that are using blockchain technology or companies that have at least one use or test case in implementing blockchain technology. Please see below for examples of both Tier 2 and Tier 3 companies:

      Tier 2 - Active Users - Barclays and an Israel-based start-up company have carried out a trade transaction using blockchain technology, cutting a process that normally takes between seven and ten days to less than four hours.


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Alison White
December 20, 2017
Page 6


      Tier 3 - Active Explorers - Fujitsu, a Japanese IT giant, and three major banks have announced plans to pilot a peer-to-peer money transfer system built with blockchain technology.

COMMENT 12 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the Registration Statement throughout to clarify whether the Fund will replicate or sample the Index. If the Fund intends to sample the Index, include management risk disclosure.

RESPONSE TO COMMENT 12

      Under normal market conditions, the Fund intends to replicate the Index in its entirety. The prospectus has been revised in accordance with this comment.

COMMENT 13 - PRINCIPAL RISKS

      Consider moving "Concentration Risk" to the summary section of the prospectus.

RESPONSE TO COMMENT 13

      The prospectus has been revised in accordance with this comment.

COMMENT 14 - PRINCIPAL RISKS

      If the Fund intends to invest in unsponsored depositary receipts as a part of its principal investment strategies, disclose this in the "Principal Investment Strategies" section.

      Response to Comment 14

      The Fund does not intend to invest in unsponsored depositary receipts as a part of its principal investment strategies.

COMMENT 15 - PRINCIPAL RISKS

      Please explain supplementally how an industrial company could use blockchain technology and provide examples.


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Alison White
December 20, 2017
Page 7


RESPONSE TO COMMENT 15

      Industrial companies have used blockchain for various purposes such as making their supply chains more secure, streamlined and robust. For example, BHP Billiton Ltd. uses blockchain to improve its supply chain processes by recording the "movements of wellbore rock and fluid samples and better secure the real-time data that is generated during delivery." The new system will improve its internal efficiency while allowing it to work more effectively with suppliers, vendors and partners via a more secure and streamlined approach.

      Additionally, the Blockchain in Trucking Alliance (or BiTA) is a consortium of companies in the trucking industry assisting members with the implementation of blockchain technology for tracking performance history, vehicle maintenance and quality assurance, among other things.

COMMENT 16 - PRINCIPAL RISKS

      "Replication Management Risk" states that the Fund will invest "principally in the securities included in the Index." See comment 12 and revise accordingly.


RESPONSE TO COMMENT 16

      Under normal market conditions, the Fund intends to replicate the Index in its entirety. The prospectus has been revised in accordance with this comment.

COMMENT 17 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      If the Fund intends to invest in derivatives as a part of its principal investment strategies, disclose this in the "Principal Investment Strategies" section. If so, please confirm that such derivatives will not be counted toward the Fund's investment in the Index.

RESPONSE TO COMMENT 17

      The Fund does not intend to invest in derivatives as a part of its principal investment strategies.


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Alison White
December 20, 2017
Page 8


COMMENT 18 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      Remove the word "both" from the final sentence of the penultimate paragraph as there are three examples listed.

RESPONSE TO COMMENT 18

      The prospectus has been revised in accordance with this comment.

COMMENT 19 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      The final paragraph states that blockchain technology "is increasingly being used to support any transaction of goods or information that has required a centralized third party in the past." Please explain where it is being used.

RESPONSE TO COMMENT 19

      See Response to Comment 15 above. For an additional example, with blockchain, Wal-Mart Stores, Inc. obtains crucial data from a single receipt, including suppliers, details on how and where food was grown and who inspected it. The database extends information from the pallet to the individual package. This has numerous benefits, for example, including simpler supplier tracking for food safety and quality will allow them to identify the source of food-borne illnesses in seconds rather than the days or weeks that it currently takes.

COMMENT 20 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      The final two sentences of the final paragraph read more like an advertisement for blockchain technology than an investment strategy. Please remove or make relevant to the strategy discussion.

RESPONSE TO COMMENT 20

      In accordance with this comment, the relevant disclosure has been removed from the prospectus.


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Alison White
December 20, 2017
Page 9


COMMENT 21 - FUND INVESTMENTS

      The disclosure states that "for temporary defensive purposes and during periods of high cash inflows or outflows, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities, or it may hold cash." Please explain how this is consistent with a passive investment strategy and revise accordingly.

RESPONSE TO COMMENT 21

      The Fund believes that this type of temporary defensive position may be appropriate in times of non-normal market conditions, or other extraordinary circumstances. Under normal market conditions, the Fund will invest at least 90% of its net assets (including investment borrowings) in securities that comprise the Index.

COMMENT 22 - INDEX INFORMATION

      Please revise this section in accordance with the staff's comments to the Index methodology in the "Principal Investment Strategies" section.

RESPONSE TO COMMENT 22

      The prospectus has been revised in accordance with this comment. See EXHIBIT B.

COMMENT 23 - STATEMENT OF ADDITIONAL INFORMATION

      Please change "are" to "is" in the first sentence of the "Exchange Listing and Trading" section.

RESPONSE TO COMMENT 23

      The statement of additional information has been revised in accordance with this comment.

COMMENT 24 - STATEMENT OF ADDITIONAL INFORMATION

      On page 7, there is a reference to emerging markets. Please disclose how emerging markets are defined by the Fund.


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Alison White
December 20, 2017
Page 10


RESPONSE TO COMMENT 24

      The following disclosure has been added to the statement of additional information:

            "Emerging markets are generally characterized by progression toward becoming an advanced market, as shown by some liquidity in local debt and equity markets and the existence of some form of market exchange and regulatory body."


COMMENT 25 - STATEMENT OF ADDITIONAL INFORMATION

      On page 7, there is a reference to frontier countries. This concept is not disclosed anywhere else in the Registration Statement. Please reconcile with the prior disclosure or remove.

RESPONSE TO COMMENT 25

      This disclosure should state "foreign countries." The statement of additional information has been revised accordingly.

                                    * * *

      Please call me at (312) 845-3721 if you have any questions or issues you would like to discuss regarding these matters.

                                          Sincerely yours,

                                          CHAPMAN AND CUTLER LLP


                                          By: /s/ Daniel J. Fallon
                                             --------------------------
                                                  Daniel J. Fallon


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                                   EXHIBIT A

PRINCIPAL INVESTMENT STRATEGIES

The Fund will normally invest at least 90% of its net assets (including investment borrowings) in common stocks and depositary receipts that comprise the Index. The Index is designed track the performance of companies that are either actively using, investing in, developing, or have products that are poised to benefit from blockchain technology and/or the potential for increased efficiency that it provides to various business processes. The Index is owned and is developed, maintained and sponsored by Indxx, LLC (the "Index Provider").

The Fund, using an indexing investment approach, attempts to replicate, before fees and expenses, the performance of the Index. First Trust Advisors L.P., the Fund's investment advisor, seeks a correlation of 0.95 or better (before fees and expenses) between the Fund's performance and the performance of the Index; a figure of 1.00 would represent perfect correlation.

Blockchain is a type of distributed ledger, or decentralized database that keeps continuously updated digital records of who owns a particular asset (e.g., cryptocurrency, contracts, information, etc.). It is kept and validated simultaneously by a network of computers, similar to a shared spreadsheet that no one person can change without the agreement of the others. A blockchain is comprised of unchangeable, digitally recorded data in packages called "blocks." These digitally recorded blocks of data are stored in a linear "chain." Each block in the chain contains data (e.g., a transaction), that is cryptographically connected to the previous-block in the chain, ensuring all data in the overall "blockchain" has not been tampered with and remains unchanged. Blockchain networks can be private with restricted membership similar to an intranet, or public like the Internet, accessible to any person in the world. The entire chain is continually updated so that every ledger in the network is the same, giving each member the ability to prove who owns what at any given time. Blockchain technology has the potential to increase efficiency for various business processes, including recordkeeping, payment processing and inventory management, among others. See "Additional Information on the Fund's Investment Objective and Strategies" for an additional discussion of blockchain technology.

The securities included in the Index are selected in the following manner:

      1. the Index begins with a global universe of equity securities in both developed and emerging markets;

      2. companies with market capitalizations of less than $250 million are removed;

      3. companies with an average daily trading volume of less than $1 million over the last three months are removed;


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      4.    companies that have not traded on at least 90% of the eligible trading days in the last six months (three months for securities with less than six months of trading history) are removed;

      5. companies with a free float of less than 20% of outstanding shares are removed;

      6. companies trading at a price of $10,000 or above per share are removed;

      7. the universe is then narrowed to companies with exposure to blockchain technology and/or the potential to benefit from the increased process efficiency it could provide (as discussed above), as identified by the Index Provider;

      8. from the eligible universe, each company is assigned to a tier based on three categories of exposure (see "Index Information" for additional information);

            i. Tier 1 - Active Enablers - companies that are actively developing blockchain technology products or systems for their own use and for sale and support to other companies; companies that are direct service providers for blockchain technology; or, companies that have business models that rely on delivering products or services that utilize blockchain technology;

            ii. Tier 2 - Active Users - companies that are using blockchain technology which is generally supported by an Active Enabler; or, companies that have at least one use or test case implementing blockchain technology;

            iii. Tier 3 - Active Explorers - companies that have been publicly disclosed as being active in exploring the incorporation of blockchain technology into their business; or, companies that have a press release on their website or a news article stating that they have started working in the blockchain technology space;

      9. companies assigned to Tiers 1 and 2 are eligible for inclusion in the Index;

      10. the top 100 companies, ranked by exposure to blockchain technology, are included in the Index;

      11. companies from Tier 1 and Tier 2 will each make up 50% of the Index, with companies equally-weighted within each tier (see "Index Information" for weighting restrictions).

As of _____, 201_, the Index was comprised of ___ common stocks traded on U.S. and non-U.S. exchanges, including American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"), with market capitalizations ranging from $___ million to $____ billion. As of _____, 201_, the Fund had significant investments in industrial, financial and information technology companies.

The Index Provider rebalances and reconstitutes the Index components semi-annually in March and September of each year for eligibility. The Fund expects to rebalance the weighting of its components and reconstitute (i.e., add or delete) its components within a short period of time after the Index publicly announces any such rebalancing or reconstitution. The Index Provider may adjust


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the rebalance/reconstitution schedule in the future to accommodate the evolution of the target universe.

The Fund is classified as "non-diversified" under the Investment Company Act of 1940, as amended (the "1940 Act").


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                                   EXHIBIT B

                               INDEX INFORMATION

First Trust Indxx Blockchain & Process Efficiency Leaders ETF

INDEX DESCRIPTION

The Indxx Global Blockchain Index is designed to track the performance of companies that are either actively investing in, exploring, developing, or have products based on, blockchain technology.

The Index began on _______________ at a base value of 1,000.

INDEX METHODOLOGY

      1. the Index begins with a global universe of equity securities in both developed and emerging markets; 2. companies with market capitalizations of less than $250 million are removed;

      3. companies with an average daily trading volume of less than $1 million over the last three months are removed;

      4. companies that have not traded on at least 90% of the eligible trading days in the last six months (three months for securities with less than six months of trading history) are removed;

      5. companies with a free float of less than 20% of outstanding shares are removed;

      6. companies trading at a price of $10,000 or above per share are removed;

      7. the universe is then narrowed to companies with exposure to blockchain technology and/or the potential to benefit from the increased process efficiency it could provide, as identified by the Index Provider;

      8. from the eligible universe, each company is assigned to a tier based on three categories of exposure (see below for additional information);

            i. Tier 1 - Active Enablers - companies that are actively developing blockchain technology products or systems for their own use and for sale and support to other companies; companies that are direct service providers for blockchain technology; or, companies that have business models that rely on delivering products or services that utilize blockchain technology;

            ii. Tier 2 - Active Users - companies that are using blockchain technology which is generally supported by an Active Enabler; or, companies that have at least one use or test case implementing blockchain technology;


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            iii.  Tier 3 - Active Explorers - companies that have been publicly disclosed as being active in exploring the incorporation of blockchain technology into their business; or, companies that have a press release on their website or a news article stating that they have started working in the blockchain technology space;

      9. companies assigned to Tiers 1 and 2 are eligible for inclusion in the Index;

      10. the top 100 companies, ranked by exposure to blockchain technology, are included in the Index;

      11. companies from Tier 1 and Tier 2 will each make up 50% of the Index, with companies equally-weighted within each tier (see below for weighting restrictions).

If a company in the Active Enabler tier has a market capitalization of less than $500 million as well as 20-day and 3-month average daily trading volume of less than $3 million, then the company's weight within the Index is capped at 0.50%.

ADDITIONAL INFORMATION ON TIERS 1, 2 AND 3

Active Enablers are companies that stand to benefit from blockchain technology via multiple avenues. These benefits include the efficiencies and revenues from their own development and adoption of blockchain technology and also through the commercialization and support of blockchain related systems to other companies. Companies that fall under this category are the most likely to benefit from blockchain technology.

Active Users are companies that stand to benefit from the reduction in cost or improved efficiency from using blockchain technology. While potentially significant, the direct revenue impact may currently still be limited.

Active Explorers are companies that have expressed interest in blockchain technology, but are not currently directly incorporating blockchain technology into their business. These companies are excluded from the Index.

INDEX REBALANCING

The Index is rebalanced and reconstituted semi-annually in March and September of each year for eligibility. The Index Provider may adjust the rebalance/reconstitution schedule in the future to accommodate the evolution of the target universe. During Index reconstitution, an existing Index constituent shall remain in the Index if its market capitalization does not meet the criteria above, but remains within +/- 20% of the limit. Additionally, an existing Index constituent shall remain in the Index if its liquidity does not meet the criteria above, but remains within +/- 30% of the limit.